Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated May 23, 2014 to the Prospectus dated June 22, 2011, the Prospectus Supplement dated June 22, 2011 and the Product Supplement dated June 23, 2011

US$100,000
Senior Medium-Term Notes, Series B
Buffered Bullish Enhanced Return Notes due May 31, 2018
Linked to the iShares® China Large-Cap ETF

•
The notes are designed for investors who seek a 200% leveraged return based on the appreciation in the share price of the iShares® China Large-Cap ETF (the “Underlying Asset”).  Investors should be willing to accept a payment at maturity that is capped at the Maximum Redemption Amount (as defined below), be willing to forgo periodic interest, and be willing to lose 1% of their principal amount for each 1% that the price of the Underlying Asset decreases by more than 15% from its price on the Pricing Date. An investor in the notes may lose up to 85% of their principal at maturity.

•
The maximum return at maturity will be equal to the product of the Upside Leverage Factor of 200% and the Cap of 24%.  Accordingly, the Maximum Redemption Amount will be $1,480 for each $1,000 in principal amount (a 48% return).

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The offering priced on May 23, 2014, and the notes will settle through the facilities of The Depository Trust Company on May 30, 2014.

•	The notes are scheduled to mature on May 31, 2018.

•	The CUSIP number of the notes is 06366RUD5.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and the “Risk Factors” section beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
On the date of this pricing supplement, based on the terms set forth above, the estimated initial value of the notes is $947.80 per $1,000 in principal amount. As discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

	Price to Public	Agent’s Commission	Proceeds to Bank of Montreal

Per Note	US$1,000	US$30	US$970

Total	US$100,000	US$3,000	US$97,000

BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Asset:	iShares® China Large-Cap ETF (NYSE Arca symbol: FXI). See the section below entitled “The Underlying Asset” for additional information about the Underlying Asset.

Payment at Maturity:
If the Percentage Change is greater than or equal to the Cap, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal the Maximum Redemption Amount.

If the Percentage Change is positive but is less than the Cap, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will be calculated as follows:

Principal Amount + [Principal Amount × (Percentage Change x Upside Leverage Factor)]

If the Percentage Change is between 0% and -15% inclusive, then the amount that the investors will receive at maturity will equal the principal amount of the notes.

If the Percentage Change is less than -15%, then the payment at maturity will be calculated as follows: Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

Upside Leverage Factor:	200%

Cap:	24%

Maximum Redemption Amount:	The payment at maturity will not exceed the Maximum Redemption Amount of $1,480 per $1,000 in principal amount of the notes.

Initial Level:	36.34, which was the closing price of one share of the Underlying Asset on the Pricing Date.

Final Level:	The closing price of one share of the Underlying Asset on the Valuation Date.

Buffer Level:	30.89, which is 85% of the Initial Level, rounded to two decimal places.

Buffer Percentage:
15%.  Accordingly, you will receive the principal amount of your notes at maturity only if the price of the Underlying Asset does not decrease by more than 15%.  If the Final Level is less than the Buffer Level, you will receive less than the principal amount of your notes at maturity, and you could lose up to 85% of the principal amount of your notes.

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Pricing Date:	May 23, 2014.

Settlement Date:	May 30, 2014

Valuation Date:	May 24, 2018

Maturity Date:	May 31, 2018

Automatic Redemption:	Not applicable

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated June 23, 2011, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated June 23, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911002118/f622112424b5.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying Asset.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•
Your investment in the notes may result in a loss. — You may lose some or substantially all of your investment in the notes. The payment at maturity will be based on the Final Level, and whether the Final Level of the Underlying Asset on the Valuation Date has declined from the Initial Level to a level that is less than the Buffer Level.  You will lose 1% of the principal amount of your notes for each 1% that the Final Level is less than the Buffer Level.  Accordingly, you could lose up to 85% of the principal amount of the notes.

•
Your return on the notes is limited to the Maximum Redemption Amount, regardless of any appreciation in the share price of the Underlying Asset. — You will not receive a payment at maturity with a value greater than the Maximum Redemption Amount per $1,000 in principal amount of the notes. This will be the case even if the Percentage Change exceeds the Cap.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Underlying Asset or securities included in the Underlying Index (as defined below) on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Underlying Asset and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Asset. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•
Our initial estimated value of the notes is lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors.  The price to public of the notes exceeds our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value.  These costs include the agent’s commission, and the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.

•
Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this pricing supplement is derived using our internal pricing models.  This value is based on market conditions and other relevant factors, which include volatility of the Underlying Asset, dividend rates and interest rates.  Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value.  In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect.  After the Pricing Date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement.  These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions.  Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

•
The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we used an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt.  As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

•
Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public.  This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the agent’s commission and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements.  In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.  As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely to be lower than the price to public.  Any sale that you make prior to the maturity date could result in a substantial loss to you.

•
Owning the notes is not the same as owning shares of the Underlying Asset or a security directly linked to the Underlying Asset. — The return on your notes will not reflect the return you would realize if you actually owned the Underlying Asset or a security directly linked to the performance of the Underlying Asset and held that investment for a similar period.  Your notes may trade quite differently from the Underlying Asset.  Changes in the price of the Underlying Asset may not result in comparable changes in the market value of your notes.  Even if the price of the Underlying Asset increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the price of the Underlying Asset increases. In addition, any dividends or other distributions paid on the Underlying Asset will not be reflected in the amount payable on the notes.

•
You will not have any shareholder rights and will have no right to receive any shares of the Underlying Asset at maturity. — Investing in your notes will not make you a holder of any shares of the Underlying Asset or any securities held by the Underlying Asset. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, or any other rights with respect to the Underlying Asset or such other securities.

•
Changes that affect the FTSE China 25 Index will affect the market value of the notes and the amount you will receive at maturity. — The policies of the FTSE Group, the sponsor of the FTSE China 25 Index (the “Underlying Index”), concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Underlying Asset, the amount payable on the notes at maturity, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if the Index Sponsor changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if the Index Sponsor discontinues or suspends the calculation or publication of the Underlying Index.

•
 We have no affiliation with the Index Sponsor and will not be responsible for any actions taken by the Index Sponsor. — The Index Sponsor is not an affiliate of ours and will not be involved in the offering of the notes in any way. Consequently, we have no control over the actions of the Index Sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The Index Sponsor has no obligation of any sort with respect to the notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes. None of our proceeds from the issuance of the notes will be delivered to the Index Sponsor.

•
Adjustments to the Underlying Asset could adversely affect the notes. — BlackRock, Inc. (collectively with its affiliates “BlackRock”), as the sponsor and advisor of the Underlying Asset, is responsible for calculating and maintaining the Underlying Asset. BlackRock can add, delete or substitute the stocks comprising the Underlying Asset or may make other methodological changes that could change the share price of the Underlying Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

•
We and our affiliates do not have any affiliation with the investment advisor of the Underlying Asset and are not responsible for its public disclosure of information. — The investment advisor of the Underlying Asset advises the Underlying Asset on various matters including matters relating to the policies, maintenance and calculation of the Underlying Asset. We and our affiliates are not affiliated with the investment advisor in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Underlying Asset. The investment advisor is not involved in the offering of the notes in any way and has no obligation to consider your interests as an owner of the notes in taking any actions relating to the Underlying Asset that might affect the value of the notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the investment advisor or the Underlying Asset contained in any public disclosure of information. You, as an investor in the notes, should make your own investigation into the Underlying Asset.

•
The correlation between the performance of the Underlying Asset and the performance of the Underlying Index may be imperfect. — The performance of the Underlying Asset is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the Underlying Asset may correlate imperfectly with the return on the Underlying Index.

•
The Underlying Asset is subject to management risks. — The Underlying Asset is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Underlying Asset’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Underlying Asset track the relevant industry or sector.

•
Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

•
Hedging and trading activities. — We or any of our affiliates have carried out or may carry out hedging activities related to the notes, including purchasing or selling securities included in the Underlying Asset, or futures or options relating to the Underlying Asset, or other derivative instruments with returns linked or related to changes in the performance of the Underlying Asset.  We or our affiliates may also engage in trading of shares of the Underlying Asset or securities included in the Underlying Index from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•
Many economic and market factors will influence the value of the notes. — In addition to the price of the Underlying Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

•
You must rely on your own evaluation of the merits of an investment linked to the Underlying Asset. — In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the Underlying Asset or the securities held by the Underlying Asset.  One or more of our affiliates have published, and in the future may publish, research reports that express views on the Underlying Asset or these securities.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to the Underlying Asset at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the Underlying Asset from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

•
Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Additional Risks Relating to the iShares® China Large-Cap ETF

•
An investment in the notes linked to the iShares® China Large-Cap ETF is subject to risks associated with foreign securities markets. — The Underlying Index of this fund tracks the value of certain Chinese equity securities.  You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks.  The Chinese securities market may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect the Chinese market differently from U.S. or other securities markets.  Direct or indirect government intervention to stabilize the Chinese securities markets, as well as cross-shareholdings in Chinese companies, may affect trading prices and volumes in that market.  Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and Chinese companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in China are subject to political, economic, financial and social factors that apply in that country.  These factors, which could negatively affect the Chinese securities market, include the possibility of recent or future changes in the Chinese government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to Chinese companies or investments in Chinese equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region.  Moreover, Chinese economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•
An investment in the notes linked to the iShares® China Large-Cap ETF is subject to foreign currency exchange rate risk. — The share price of the Underlying Asset will fluctuate based upon its net asset value, which will in turn depend in part upon changes in the value of the currencies in which the stocks held by the Underlying Asset are traded.  Accordingly, investors in the notes will be exposed to currency exchange rate risk with respect to the currencies in which the stocks held by the Underlying Asset are traded.  An investor’s net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar.  If the dollar strengthens against these currencies, the net asset value of the Underlying Asset will be adversely affected and the price of the Underlying Asset may decrease.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on a $1,000 investment in the notes.  The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The hypothetical total returns set forth below are based on the Initial Level of $36.34, the Buffer Percentage of 15% (the Buffer Level is 85% of the Initial Level), the Upside Leverage Factor of 200%, the Cap of 24% (a percentage change in the Underlying Asset of 24% results in a maximum return on the notes of 48%), and the Maximum Redemption Amount of $1,480.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change	Return on the Notes
$0.00	-100.00%	-85.00%
$9.09	-75.00%	-60.00%
$18.17	-50.00%	-35.00%
$23.62	-35.00%	-20.00%
$29.07	-20.00%	-5.00%
$30.89	-15.00%	0.00%
$34.52	-5.00%	0.00%
$36.34	0.00%	0.00%
$38.16	5.00%	10.00%
$39.97	10.00%	20.00%
$43.61	20.00%	40.00%
$45.06	24.00%	48.00%
$47.24	30.00%	48.00%
$54.51	50.00%	48.00%
$72.68	100.00%	48.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The price of the Underlying Asset decreases from the Initial Level of $36.34 to a hypothetical Final Level of $29.07, representing a Percentage Change of -20%.  Because the Percentage Change is negative and the hypothetical Final Level of $29.07 is less than the Initial Level by more than the Buffer Percentage of 15%, the investor receives a payment at maturity of $950.00 per $1,000.00 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (-20% + 15%)] = $950.00

Example 2: The price of the Underlying Asset decreases from the Initial Level of $36.34 to a hypothetical Final Level of $34.52, representing a Percentage Change of -5%.  Although the Percentage Change is negative, because the hypothetical Final Level of $34.52 is less than the Initial Level by not more than the Buffer Percentage of 15%, the investor receives a payment at maturity of $1,000.00 per $1,000.00 in principal amount of the notes.

Example 3: The price of the Underlying Asset increases from the Initial Level of $36.34 to a hypothetical Final Level of $38.16, representing a Percentage Change of 5%.  Because the hypothetical Final Level of $38.16 is greater than the Initial Level and the Percentage Change of 5% does not exceed the Cap, the investor receives a payment at maturity of $1,100.00 per $1,000.00 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (5% x 200%)] = $1,100.00

Example 4: The price of the Underlying Asset increases from the Initial Level of $36.34 to a hypothetical Final Level of $47.24, representing a Percentage Change of 30%.  Because the hypothetical Final Level of $47.24 is greater than the Initial Level and the Percentage Change of 30% exceeds the Cap, the investor receives a payment at maturity of $1,480.00 per $1,000.00 in principal amount of the notes, the Maximum Redemption Amount.

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-United States holder (as defined in the product supplement).  Under proposed U.S. Treasury Department regulations, payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instruments, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments made on the notes on or after January 1, 2016 that are treated as dividend equivalents.  However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

The Treasury Department has issued final regulations and a notice affecting the legislation enacted on March 18, 2010 and discussed in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations—Legislation Affecting Taxation of Notes Held By or Through Foreign Entities.”  Pursuant to the notice, withholding requirements with respect to the notes will generally begin no earlier than July 1, 2014. Additionally, the withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014.  Account holders subject to information reporting requirements pursuant to the legislation may include holders of the notes. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing the legislation may be subject to different rules. Holders are urged to consult their own tax advisors regarding the implications of this legislation and subsequent guidance on their investment in the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will purchase the notes at an agreed discount to the initial price to public.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Asset or as to the suitability of an investment in the notes.

We will deliver the notes on a date that is greater than three business days following the pricing date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes more than three business days prior to the issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the selling concessions paid in connection with this offering.  The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes that is set forth on the cover page of this pricing supplement, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The value of these derivative transactions are derived from our internal pricing models.  These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors.  As a result, the estimated initial value of the notes on the Pricing Date was determined based on market conditions at that time.

The Underlying Asset

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with the Underlying Asset and the Underlying Asset will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the shares of the Underlying Asset or securities in the Underlying Index. Neither we nor BMOCM participates in the preparation of the publicly available documents described below. Neither we nor BMOCM has made any due diligence inquiry with respect to the Underlying Asset in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below and that would affect the trading price of the shares of the Underlying Asset, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Asset could affect the value of the shares of the Underlying Asset on the Valuation Date and therefore could affect the Payment at Maturity.

The selection of the Underlying Asset is not a recommendation to buy or sell the shares of the Underlying Asset. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Underlying Asset. Information provided to or filed with the SEC under the Securities Exchange Act of 1934 and the Investment Company Act of 1940 relating to the Underlying Asset may be obtained through the SEC’s website at http://www.sec.gov.

iShares® China Large-Cap ETF

“iShares®” and “BlackRock” are registered trademarks of BlackRock. The notes are not sponsored, endorsed, sold, or promoted by BlackRock, or by any of the iShares® Funds. Neither BlackRock nor the iShares® Funds make any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Neither BlackRock nor the iShares® Funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the notes or in connection with our use of information concerning the Underlying Asset or any of the iShares® Funds.

iShares consists of numerous separate investment portfolios, including the iShares® China Large-Cap ETF. The fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the FTSE China 25 Index. The fund typically earns income from dividends from securities included in the FTSE China 25 Index. These amounts, net of expenses and taxes (if applicable), are passed along to the fund’s shareholders as “ordinary income.” In addition, the iShares® China Large-Cap ETF realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because the notes are linked only to the share price of the fund, you will not be entitled to receive income, dividend, or capital gain distributions from the fund or any equivalent payments. The fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities of the largest companies in the China equity market available to international investors, as represented by the FTSE China 25 Index. The fund’s investment objective and the FTSE China 25 Index may be changed at any time.

The following information has been obtained from the iShares website without independent verification.  As of May 23, 2014, the top ten constituent stocks by weight of the fund were Tencent Holdings Ltd. (10.02%), China Mobile Ltd. (8.17%), China Construction Bank Corp. (7.13%), Industrial and Commercial Bank of China (6.49%), Bank of China Ltd. (4.77%), CNOOC Ltd. (4.26%), Petrochina Co. Ltd. (3.52%), China Petroleum & Chemical Corp (3.20%), China Life Insurance Co. Ltd. (2.71%), and Ping An Insurance (Group) Co. of China (1.89%) and the top sector weights were Financials (36.67%), Energy (14.34%), Information Technology (12.60%), Telecommunication Services (10.46%), Industrials (6.28%), Consumer Staples (5.70%), Consumer Discretionary (4.80%), Utilities (4.04%), Materials (3.01%), and Health Care (1.69%).

The shares of the iShares® China Large-Cap ETF trade on the NYSE Arca under the symbol “FXI”.

FTSE China 25 Index

The FTSE China 25 Index (formerly the FTSE/Xinhua China 25 Index) is a stock index calculated, published and disseminated by the index sponsor, the FTSE, and is designed to represent the performance of the mainland Chinese market that is available to international investors. FTSE China 25 Index, like other indices of FTSE, is governed by an independent advisory committee, the FTSE Asia Pacific Advisory Committee, that ensures that the FTSE China 25 Index is operated in accordance with ground rules published and maintained by the FTSE Policy Group. The FTSE China 25 Index is calculated and published in Hong Kong dollars (“HKD”) and non-HKD denominated constituent prices are converted to HKD in order to calculate the index. The constituents of the FTSE China 25 Index are selected based on full market capitalization and with a view to providing stability in the index. As a result, the FTSE China 25 Index is not necessarily comprised of the 25 stocks with the highest full market capitalization. To be eligible for inclusion in the FTSE China 25 Index, a stock must be a constituent of the FTSE All-World Index, must be listed and trading on the Stock Exchange of Hong Kong Ltd. (“HKSE”), and must be an “H” share or a “Red Chip” share. “H” shares are securities of companies incorporated in the People’s Republic of China and nominated by the Central Government for listing and trading on the HKSE. “Red Chip” shares are securities of companies that are incorporated outside of the People’s Republic of China, are more than 35% owned (including strategic holdings), directly or indirectly, in aggregate by Chinese entities (such as Chinese Government entities, states, provinces or municipalities and derive more than 55% of their revenue or operating assets from mainland China). Both “H” shares and “Red Chip” shares are quoted and traded in Hong Kong dollars and are available only to international investors who are not citizens of the People’s Republic of China.

The composition of the FTSE China 25 Index is reviewed quarterly in March, June, September and December as described below.

Index Calculation

The index is calculated during each trading day of the HKSE (except for Hong Kong Public Holidays) on a real-time and end-of-day closing level (at 16:15 local Hong Kong time) basis. Total return calculations of the index are published at the end of each working day and include cash dividends based on the security’s ex-dividend date. The price portion of the index is calculated using the following formula:

SUM [(pn * en) * sn * fn * cn] / d

n=1, 2, 3……n

where p is the latest trade price of the component security n, e is the exchange rate required to convert the security’s home currency into Hong Kong dollars, if applicable, s is the number of shares of the security in issue as used by the FTSE index ground rules, f is the portion of free floating shares, adjusted in accordance with the policies of the FTSE/Xinhua Index Limited, c is the factor applied to each security to cap its weight within the index, expressed as a number between 0 and 1 (1 representing 100% or no cap) and published by FTSE that coincides with the most recent quarterly review of the index, and d is the divisor, a figure that represents the total issued share capital of the index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities without distorting the index.

The index uses actual trade prices for securities with local stock exchange quotations and Reuters real-time spot currency rates to convert those prices into Hong Kong dollars for its calculations. The foreign exchange rates received from Reuters at the index closing time (16:15 local Hong Kong time) are used to calculate the closing level of the index.

Under its calculation methodology, FTSE uses available published information to exclude from free floating shares, regardless of size of holdings, all of the following: any corporate investments by companies that are in a related industry (including suppliers) in an index constituent company, including by a publicly listed, or strategic holding company, private or non-listed subsidiary of a listed company, or a private company; long-term holdings by company directors, their families, companies majority owned by a director, or promoters; holdings of employee share schemes or shares held by employee unions; holdings by government authorities, government controlled corporations, government owned corporations, and government investment companies (although sovereign wealth funds may be considered free float in some circumstances); shares subject to lock-in clauses (for the duration of the clause); and convertible stock or loan stock that is not yet converted.

The initial weighting of an index constituent stock is applied in bands, as follows: free float less than or equal to 15% — ineligible for inclusion in the index, unless free float is also greater than 5% and the full market capitalization is greater than USD $2.5 billion (or local currency equivalent), in which case actual free float rounded up to the next whole percentage is used; free float greater than 15% but less than or equal to 20% – 20%; free float greater than 20% but less than or equal to 30% – 30%; free float greater than 30% but less than or equal to 40% – 40%; free float greater than 40% but less than or equal to 50% – 50%; free float greater than 50% but less than or equal to 75% – 75%; and free float greater than 75% – 100%. Foreign ownership limits, if any, will be applied after calculating the actual free float restriction, but before applying the bands described above. If the foreign ownership limit is more restrictive than the free float restriction, the precise foreign ownership limit is applied. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied.

A capping methodology is applied at quarterly reviews to the constituents of the index to ensure that no constituent’s weight exceeds 10%. The weights of all lower ranking constituents are then increased by a corresponding amount. The adjusted weights of these lower ranking constituents are then checked against the 10% cap. The process is repeated until no constituent’s weight exceeds 10%. Following this process, if the total index weight of those constituents whose individual weights exceed 5% is greater than 40% in the aggregate, a similar procedure is then applied to ensure that no more than one constituent is capped at 10% by reducing, for example, the second largest stock to 9% and increasing the other constituents’ individual weights commensurately. The process continues until the total index weight of the constituents whose individual weights exceed 5% is less than 40% in the aggregate.

Maintenance

The quarterly review of the index constituents takes place in March, June, September and December. The meeting to review the constituents will be held on the Tuesday after the first Friday of the review month using data from the close of business on the next trading day following the third Friday in February, May, August and November. Any constituent changes will be implemented on the next trading day following the third Friday of the same month. The Index is capped as at the close of business the day before the third Friday in March, June, September and December. The Index is capped using prices adjusted for corporate events as at the close of business the day before the third Friday based on the constituents, shares in issue and free float on the next trading day following the third Friday of the review month. Index changes resulting from index reviews are published as soon as practical following the conclusion of each respective FTSE Asia Pacific Advisory Committee meeting.

The insertion and deletion of companies in the index at the quarterly review are designed to provide stability in the selection of constituents of the index while ensuring that the index continues to be representative of the market by including or excluding those companies which have risen or fallen significantly. All securities eligible to be constituents of the index will be ranked by their full market capitalization. In determining the full market capitalization of a company, all share classes are included, while only the eligible share classes are included in the index weighting. A company will be inserted into the index at the periodic review if it rises to 15th position or above when the eligible companies are ranked by full market capitalization (before the application of any investability weightings). A company in the index will be deleted at the periodic review if it falls to 36th position or below when the eligible companies are ranked by full market capitalization (before the application of any investability weightings). A reserve list of potential index constituents will be maintained following each quarterly review in the event of removals prior to the next quarterly review as described below.

A constant number of constituents will be maintained for the index. Where a greater number of companies qualify to be inserted in the index than those qualifying to be deleted, the lowest ranking constituents presently included in the index will be deleted to ensure that an equal number of companies are inserted and deleted at the periodic review. Likewise, where a greater number of companies qualify to be deleted than those qualifying to be inserted, the securities of the highest ranking companies which are presently not included in the index will be inserted to match the number of companies being deleted at the periodic review.

An index constituent’s free float is also reviewed in connection with the quarterly index reviews. Implementation of any changes takes place after the close of the index calculation on the third Friday of the review month. A constituent’s free float will be reviewed and adjusted if necessary by identifying information which necessitates a change in free float weighting, following a corporate event, or the expiration of a lock-in clause.

If a corporate event includes a corporate action which affects the index, any change in free float will be implemented at the same time as the corporate action. If there is no corporate action or lock-in clause expiration, the change in free float will be applied as soon as practicable.

Following the application of an initial free float restriction, a constituent’s free float will only be changed if its actual free float moves to more than 5 percentage points above the minimum or 5 percentage points below the maximum of an adjacent new band. This 5 percentage points threshold does not apply if the change is greater than one band i.e. a movement of 10 percentage points for the bands between 20% and 50% and 25 percentage points for the bands between 50% and 100% will not be subject to the 5 percentage point threshold.

Each constituent is tested for liquidity on an annual basis in March by calculation of its median daily trading per month as part of the FTSE All-World Index review. The median trade is calculated by ranking each daily trade total and selecting the middle ranking day. Daily totals with zero trades are included in the ranking; therefore a security that fails to trade for more than half of the days in a month will have a zero median trade. Securities which do not turnover at least 0.05% of their free float adjusted shares based on their median daily trade per month in ten of the twelve months prior to an annual review, are not eligible for inclusion in the index. Constituents failing to trade at least 0.04% of their free float adjusted shares based on its median daily trade per month for more than four of the twelve months prior to the annual review are removed from the index. New issues which do not have a twelve month trading record must have a minimum three month trading record when reviewed. They must turnover at least 0.05% of their free float adjusted shares based on their median daily trade per month in each month since their listing. This rule will not apply to new issues added under the Fast Entry Rule described below. At the sole discretion of the FTSE Asia Pacific Advisory Committee, the above percentage figures may be adjusted by up to 0.01% at the March review so that, in the Committee’s opinion, the index better reflects the liquid investable market of the region. This discretion may only be exercised across the whole market and may not be applied to individual securities.

Corporate Events, New Issues and Extraordinary Removals

In the event of a merger or takeover in which one constituent is absorbed by another, the resulting company will remain a constituent. In the event of a merger or takeover resulting in a vacancy (either a constituent mergers into another constituent or a constituent merges into a nonconstituent), the vacancy will be filled by the highest ranking security by full market capitalization from a reserve list maintained by the FTSE Asia Pacific Advisory Committee. In the event of corporate splits and spin-offs in which a constituent company forms two or more companies, the resulting companies may be eligible for inclusion as index constituents provided they meet applicable requirements. Index constituent changes resulting from a split will be determined following the effectiveness of the split based on market values at the close on the first day of trading and applied using market values at the close of the second day of trading. During this period, the index may have more than 25 constituents.

If, in the view of the FTSE Asia Pacific Advisory Committee, a new issue is so large that the effectiveness of the index as the market indicator would be significantly and adversely affected by its omission, the FTSE Asia Pacific Advisory Committee may decide to include the new issue as a constituent of the index. To qualify, the company must be a “fast entry” into the FTSE All-World Index and have a full market capitalization which would ensure the company joins the index in 5th position or higher, before the application of individual constituent investability weightings. In such a case, the FTSE Asia Pacific Advisory Committee will normally include the company after the close of business on the fifth day of official trading and advance notification will be given accordingly. The security which is the lowest ranking constituent by full market capitalization of the index will be selected for removal.

If a constituent is delisted, or ceases to have a firm quotation, or is subject to a takeover or has, in the opinion of the Chairman and Deputy Chairman of the FTSE Asia Pacific Advisory Committee (or their nominated deputies), ceased to be a viable constituent as defined by FTSE’s methodology, it will be removed from the list of constituents and replaced by the highest ranking company by full market capitalization eligible on the reserve list as at the close of the index calculation two days prior to the deletion. The removal and replacement are effected simultaneously, before the start of the index calculation on the day following the day on which the event justifying removal was announced.

Information regarding the index may be obtained from the FTSE website. A fact sheet for the index is available at http://www.ftse.com/xinhua/english/Indices/International_Investors/Downloads/FXI_China_25_Index_Factsheet.pdf, and the ground rules, including constituent selection and calculation methodology are available at http://www.ftse.com/xinhua/english/Indices/International_Investors/Downloads/FTSE_China_25_Index_v1.0_-_English.pdf. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

Historical Performance of the Underlying Asset

The following table sets forth the quarter-end high and low closing prices for the Underlying Asset from the first quarter of 2010 through May 23, 2014.

The historical prices of the Underlying Asset are provided for informational purposes only. You should not take the historical prices of the Underlying Asset as an indication of its future performance, which may be better or worse than the prices set forth below.

Closing Prices of the iShares® China Large-Cap ETF

		High	Low
2010	First Quarter	44.56	37.17
	Second Quarter	44.59	37.01
	Third Quarter	42.85	38.73
	Fourth Quarter	47.93	42.20

2011	First Quarter	44.96	41.16
	Second Quarter	46.40	41.11
	Third Quarter	43.31	30.83
	Fourth Quarter	38.95	29.75

2012	First Quarter	40.48	35.15
	Second Quarter	38.34	31.83
	Third Quarter	35.29	32.09
	Fourth Quarter	40.48	34.91

2013	First Quarter	41.86	36.33
	Second Quarter	38.62	31.70
	Third Quarter	39.15	31.73
	Fourth Quarter	40.19	36.42

2014	First Quarter	37.12	32.98
	Second Quarter (through May 23, 2014)	36.82	34.59

Validity of the Notes

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Senior Indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed and issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to the following limitations (i) the enforceability of the Senior Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Senior Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Senior Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Senior Debt Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act.  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 22, 2012, which has been filed as Exhibit 5.1 to Bank of Montreal’s Form 6-K filed with the SEC on October 22, 2012.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the notes, and the notes have been issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will be valid, binding and enforceable obligations of Bank of Montreal, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated October 22, 2012, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated October 22, 2012.